VIA EDGAR AND BY HAND

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549                                           August 19, 2008

Attention:    Mr. Russell Mancuso
              Mr. Tom Jones

              Re: Metalink Ltd.
                  Amendment No. 1 to Registration Statement on Form F-3
                  Filed August 4, 2008
                  FILE NO. 333-152119

Dear Messrs. Mancuso and Jones:

     We are writing in response to the comments of the Staff of the Division of
Corporation Finance of the Securities and Exchange Commission (the "Commission")
that were contained in your letter dated August 13, 2008 (the "Comment Letter")
regarding Amendment No. 1 to the Registration Statement on Form F-3 of Metalink
Ltd. (the "Company" or "we"), filed on August 4, 2008 (the "Registration
Statement").

     We are filing with the Commission via EDGAR concurrently herewith Amendment
No. 2 to the Registration Statement ("Amendment No. 2"). For the Staff's
convenience, we are also forwarding via overnight mail a courtesy copy of
Amendment No. 2 to the Commission, which is marked to show changes from the
Registration Statement. These changes reflect responses to certain of the
Staff's comments.

     Set forth below are the headings and text of the comments raised in the
Comment Letter, followed by the Company's responses thereto. We have also included the requested Company statement below.

FEE TABLE

1.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 1; HOWEVER, YOU STILL REFER IN
     FOOTNOTES 5 AND 7 OF THE FEE TABLE TO BASKETS OF SECURITIES AND AN INDEX OR
     INDICES OF SECURITIES. PLEASE CLARIFY WHO WILL ISSUE THESE SECURITIES.
     PLEASE ENSURE THAT EACH ISSUE PROPERLY REGISTERS THESE SECURITIES USING A
     FORM FOR WHICH IT IS ELIGIBLE.

     RESPONSE

     In response to the Staff's comment, the Company hereby clarifies that only the Company will issue securities pursuant to the Registration Statement.
     To that end, the Company has deleted the remaining references to "baskets of securities" and "an index or indices of securities." See the revised disclosure in Amendment No. 2.

Mr. Russell Mancuso
August 19, 2008

2.   WE NOTE THAT IN RESPONSE TO PRIOR COMMENT 1 YOU DELETED "CURRENCIES OR
     COMMODITIES" FROM THE FEE TABLE. HOWEVER, THE REFERENCE REMAINS IN YOUR
     DISCLOSURE ON PAGE 28. PLEASE RECONCILE.

     RESPONSE

     In response to the Staff's comment, we have deleted the references to
     "currencies" and commodities." See the revised disclosure in Amendment No.
     2.

3.   PLEASE REVISE YOUR PROSPECTUS DESCRIPTION OF THE SECURITIES OFFERED TO
     REFLECT YOUR RESPONSE TO PRIOR COMMENT 1 AND TO MAKE CLEAR THE SCOPE OF
     POTENTIAL SECURITIES UNDERLYING THE CONVERTIBLE OR EXERCISABLE SECURITIES
     REGISTERED FOR SALE.

     RESPONSE

     See our response to comment No. 1 and the revised disclosure in Amendment
     No. 2.

4.   PLEASE EXPAND FOOTNOTE 4 TO THE FEE TABLE AND THE DESCRIPTION OF DEBT
     SECURITIES BEGINNING ON PAGE 26 TO DISCLOSE YOUR RESPONSE TO PRIOR COMMENT
     2. THE FEE TABLE AND THE DESCRIPTION OF DEBT SHOULD MAKE CLEAR, IF TRUE,
     THAT YOU PLAN TO ISSUE IN AN AGGREGATE AMOUNT OF $10 MILLION OR LESS OF
     DEBT SECURITIES TO QUALIFY FOR THE EXEMPTION UNDER SECTION 304(A)(9) OF THE
     TRUST INDENTURE ACT. ALSO, DISCLOSE IN THE PROSPECTUS THE EFFECTS OF NOT
     BEING SUBJECT TO PROVISIONS OF THAT ACT.

     RESPONSE

     The Company has determined not to register debt securities under the
     Registration Statement. See the revised disclosure in Amendment No. 2.

EXHIBITS

5.   YOUR RESPONSE TO PRIOR COMMENT 2 INDICATES THAT YOU ARE RELYING ON AN
     EXEMPTION UNDER THE TRUST INDENTURE ACT THAT REQUIRES THE EXISTENCE OF AN
     INDENTURE THAT LIMITS THE AGGREGATE AMOUNT OF SECURITIES TO $10 MILLION OR
     LESS. PLEASE FILE THAT INDENTURE AS AN EXHIBIT TO YOUR REGISTRATION
     STATEMENT.

     RESPONSE

     The Company has determined not to register debt securities under the
     Registration Statement and will therefore not file an indenture. See the revised disclosure in Amendment No. 2.

Mr. Russell Mancuso
August 19, 2008

EXHIBIT 23.1

6.   WE NOTE THE EXHIBIT DOES NOT INCLUDE A CURRENT CONSENT. PLEASE INCLUDE AN
     UPDATED ACCOUNTANT'S CONSENT IN THE AMENDED FILING.

     RESPONSE

     An updated consent of Brightman Almgor & Co., a member of Deloitte Touche
     Tohmatsu, is filed as Exhibit 23.1 to Amendment No. 2.

                                   ----------

     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 972-9-960-5395 or Mr. Gerald L. Baxter, Esq. of
Greenberg Traurig LLP, the Company's U.S. legal counsel, at 678-553-2430.

     We thank you in advance for your assistance.

                                            Very truly yours,

                                            /s/ Yuval Ruhama
                                            ----------------
                                            Yuval Ruhama
                                            Chief Financial Officer

cc:  Gerald L. Baxter, Esq. (Greenberg Traurig LLP)
     Ido Zemach, Adv. (Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.)